Exhibit 21.1

List of Subsidiaries

China Evergreen Environmental Corporation has the following subsidiaries:

	Attributable equity interest %
Name	Direct	Indirect
Evergreen Asset Group Limited	100%	—
Evermater Group Limited	100%	—
Everbury Holdings Limited	100%	—
Guangdong Xinsheng Environmental Co., Ltd.	90%	—
Beijing Haotai Shiyuan Water Purification Co., Ltd.	90%	—
Haiyang Shengshi Environmental Protection Co., Ltd.	90%	—
Tian Jin Shi Sheng Water Treatment Company Limited	—	81%
Handan Chengsheng Water Service Co., Ltd.		90%